UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company)

SOUTHWALL TECHNOLOGIES INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Dennis Capovilla

President and Chief Executive Officer

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, California 94303

(650) 798-1200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott C. Dettmer, Esq.

Paul E. Sieminski, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, California 94063

(650) 321-2400

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 filed by Southwall Technologies Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 25, 2011, relating to the tender offer by Backbone Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9. Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

In the subsection entitled “United States Antitrust Compliance”, the first full paragraph on page 42 is hereby amended and supplemented by adding the following sentence to the end of the paragraph:

“At 11:59 p.m., New York City time, on Monday, October 31, 2011, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dennis Capovilla
Name: Dennis Capovilla
Title: President and Chief Executive Officer

Dated: November 1, 2011